MK

15049669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.

SEC FILE NUMBER
8- 66787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ION PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 FIFTH AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10175 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEREK WITTENBERG (212) 286-5033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP
(Name – *if individual, state last, first, middle name*)

2 WALL STREET 10TH FLOOR (Address) NEW YORK, (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/17

OATH OR AFFIRMATION

I, DEREK WITTENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ION PARTNERS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

NOREEN WALSH
Notary Public - State of New York
NO. 01WA6053006
Qualified in Queens County
My Commission Expires Jan 2, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

INDEPENDENT AUDITORS' REPORT

Members of Ion Partners, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying balance sheet of Ion Partners, LLC at December 31, 2014 and the related statements of income, members' capital and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes of the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States in America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Partners, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

2 WALL STREET • 10TH FLOOR • NEW YORK, NY 10005 • TEL: (212) 736-5500 • FAX: (212) 736-5601

Other matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

New York, New York
February 23, 2015

ION PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Current Assets:	
Cash	$63,568
Accounts receivable	11,000
Prepaid expenses	2,156
Total Current Assets	76,724
Fixed Assets:	
Property and equipment, net of accumulated depreciation net of $ 17,006	2,308
Art work	3,389
Total Fixed Assets	5,697
Other Assets:	
Website, net of accumulated amortization of $752	840
Security deposits	3,000
Total Other Assets	3,840
Total Assets	$86,261

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable and accrued expenses	$9,056
UBT payable	18,896
Total Current Liabilities	27,952
Commitments	
Members' Capital	58,309
Total Liabilities and Members' Capital	$86,261

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

Income:		
Fee income		$ 849,000
Interest income		47
Total Income		849,047
Expense:		
Consulting	$ 276,331	
Office, general and administrative	16,230	
Rent and occupancy	41,400	
Professional fees	16,103	
Regulatory fees	3,668	
Depreciation and amortization	1,602	
Total Expenses		355,334
Total Income from Operations		493,713
Other Expense:		
NYC Unincorporated business tax provision		18,896
Net Income		$ 474,817

The accompanying notes are an integral part of these financials statments

ION PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from Operating Activities:	
Net Income	**$474,817**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	**1,602**
Change in operating assets and liabilities:	
Accounts receivable	**2,750**
Prepaid expenses	**(2,156)**
Accounts payable and accrued expenses	**(1,511)**
UBT payable	**18,896**
Cash provided by operating activities	**494,398**
Cash flows from Financing Activities:	
Distributions to members	**(493,333)**
Increase in cash	**1,065**
Cash at Beginning of year	**62,503**
Cash at End of year	**$63,568**

The accompanying notes are an integral part of these financial statements

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners (the "Company") is a New York State limited liability company effective on August 8, 2003 as amended on June 5, 2009. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five years.

Website

Website is stated at cost less accumulated amortization, which is calculated using the straight-line method over the useful life of the related asset, primarily three years.

Income Taxes

Provisions for federal and state income taxes have not been recorded as the Company is taxed as a partnership. Under New York City tax regulations, limited liability companies are taxed on income earned during the year. For the year ended December 31, 2014, an $18,896 provision was recorded.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation consist of the following at December 31, 2014:

	Cost	Accumulated Depreciation	Net
Computer and office equipment	$ 19,314	$ 17,006	$ 2,308
Artwork	3,389	----------	3,389
Total Property and Equipment	$ 22,703	$ 17,006	$ 5,697

NOTE 4 - COMMITMENTS

The Company has no leases or commitments, which extend beyond the current operating cycle. The lease of its office space is pursuant to a sub-lease agreement providing for month-to-month rental.

NOTE 5 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consisted principally of cash. The Company's cash balances are fully insured by the Federal Deposit Insurance Corporation. As of December 31, 2014, the accounts were fully insured.

NOTE 6– NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2014, the Company has net capital, as defined, of $35,616 which is $30,616 in excess of its required net capital of $5,000. The Company has aggregate indebtedness of $27,952. The Company's ratio of aggregate indebtedness to net capital is .77471 to 1 at December 31, 2014.

NOTE 7 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 23, 2015 the date the financial statements were available for issuance.

ION PARTNERS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISISION
AS OF DECEMBER 31, 2014

Net Capital	
Total members' capital	**$58,309**
Less Nonallowable assets:	
Accounts receivable	**(11,000)**
Prepaid expenses	**(2,156)**
Fixed assets - net	**(5,697)**
Other assets - net	**(3,840)**
Audited net capital	**35,616**
Minimum net capital requirement	**(5,000)**
Net capital surplus	**$30,616**
Ratio of aggregate indebtedness to net capital at December 31, 2014	**0.77471**

Reconciliation of net capital (included in part II of Form X-17A-5 as of December 31, 2014) between the original and audited filing:

Net Capital, as reported in Company's part II (unaudited) FOCUS report	**$44,908**
Total net changes to Members' capital	**(6,846)**
Difference of original to audited nonallowable assets	**(2,446)**
Audited net capital	**$35,616**

The accompanying notes are an integral part of these financial statements

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of Ion Partners, LLC

In planning and performing our audit of the financial statements of Ion Partners, LLC (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 WALL STREET • 10TH FLOOR • NEW YORK, NY 10005 • TEL: (212) 736-5500 • FAX: (212) 736-5601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, detected or corrected, on at timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the use and information of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 23, 2015

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

REPORT ON AGREED UPON PROCEDURES – SEC RULE 17A-5(E)-4

To the Members of Ion Partners, LLC
521 Fifth Avenue – 27th Floor
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Ion Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ion Partners, LLC compliance with the applicable instructions of Form SIPC-7. Ion Partners LLC's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 & with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences
5. Compared the amount of any overpayment applied to the current assessment with the SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2015

2 WALL STREET • 10TH FLOOR • NEW YORK, NY 10005 • TEL: (212) 736-5500 • FAX: (212) 736-5601

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*********846********************ALL FOR AADC 100
066787 FINRA DEC
ION PARTNERS LLC
521 5TH AVE 27TH FL
NEW YORK NY 10175-0003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2123.

B. Less payment made with SIPC-6 filed (exclude interest) (272.)

7/17/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1851.

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1851

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1851.

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ION PARTNERS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 15.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 849000.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 849000

2e. General Assessment @ .0025 $ 2123.

(to page 1, line 2.A.)